

ACCELERATE3D
2021 Report

Dear investors,

This last year has been absolutely amazing! We now have the money we needed to finally take Accelerate3D to the next level and that is exactly what we are doing. The newest machine is coming together nicely and we are already working on designs for future generations. We brough on our first hire and he is amazing. We got out of the garage and are now in a better space than we could have ever imagined. And on top of all this our projections for future success are looking better and better everyday the more we figure out. This is the year everything shifted and things really took off. As always ... Onward and Upward!!

We need your help!

Once we have the next machine up and running we will be looking for as many new potential customers as we can handle. So having more people getting to word out about what we are building and how it will change manufacturing is always welcome. We are also planning to scale up our team in a big way over the next year so feel free to send any engineers interest in doing large size 3D printing our way.

Sincerely,

Riley Knox

CEO

Our Mission

In 5 years we see our sleeves having over 10 micro-factories spread across the USA producing thousands of high value parts per year for the companies building the future of drone and robotics technology. These projections cannot be guaranteed.

See our full profile

How did we do this year?



Report Card

A+

😊 The Good

We raised our pre-seed round on Wefunder.

We got moved out of the garage into a new space and are building the next generation machine right now.

We hired our first employee. Another mechanical engineer to help speed up the process of getting new machines up and running.

☹️ The Bad

Our pre-seed round wasn't nearly as big as we were hoping it would have been.

On of our original co-founders Sabine Resoagli needed to leave the company for financial reasons.

Supply chain issues have slowed down the building of the next machine by a bit.

2021 At a Glance

January 1 to December 31



$3,710 +92%
Revenue



-$117,483
Net Loss



$0
Short Term Debt



$242,858
Raised in 2021



$113,555
Cash on Hand
As of 05/ 1/21

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Accelerate3D is an advanced manufacturing company using patented high speed 3D printing to disrupt traditional manufacturing and supply chains. We are an End to End 3D printing service provider designing, building, and using our own machines in house and will be able to print large size parts faster and more cost effectively than any other company today

In 5 years we see us having around 10 micro-factories spread across the USA

In 5 years we see us having around 10 micro factories spread across the USA producing tens thousands of high value parts per year for the companies building the future of drone and robotics technology. These projections cannot be guaranteed.

Milestones

Accelerate3D Inc was incorporated in the State of Delaware in January 2018.

Since then, we have:

- 📈 Explosive 3D Printing Industry Growth—upwards of $120B by 2025
- ⏭️ Patented large-size, high-speed 3D printers forging a new future for on-demand manufacturing
- ⚙️ End-to-End Solution: We design, build, and run our own machines
- ⚒ Bringing affordable, accessible manufacturing back to the USA
- 💪 Selected for the exclusive STANLEY + Techstars global accelerator program
- 💡Expert team with decades of industry experience, incl. former Senior Software Developer for HP
- 👍Rave reviews from pilot customers, incl. Braden Reiber, CEO/Founder of REMUV (working with Airgility).

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $3,710 compared to the year ended December 31, 2020, when the Company had revenues of $1,931. Our gross margin was 97.2% in fiscal year 2021, compared to 50.85% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $199,098, including $169,300 in cash. As of December 31, 2020, the Company had $18,830 in total assets, including $275 in cash.
- *Net Loss.* The Company has had net losses of $117,483 and net losses of $47,445 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $360,683 for the fiscal year ended December 31, 2021 and $107,274 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity, $120,000 in convertibles, and $10,000 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Accelerate3D Inc cash in hand is $113,555, as of May 2021. Over the last three months, revenues have averaged $1,733/month, cost of goods sold has averaged $778/month, and operational expenses have averaged $24,582/month, for an



average burn rate of $23,627 per month. Our intent is to be profitable in 2 months.

There have been no material changes since the date covered in by our most recent financials report.

ACCELERATE3D

2021 Report

Dear investors,

This last year has been absolutely amazing! We now have the money we needed to finally take Accelerate3D to the next level and that is exactly what we are doing. The newest machine is coming together nicely and we are already working on designs for future generations. We brough on our first hire and he is amazing. We got out of the garage and are now in a better space than we could

We ♥ Our 325 Investors

Thank You For Believing In Us

James COGBURN
Massimo DiMeo
Andrew Jazwinski
Hatem Rowaihy
Nicky Golbahar
Katherine Swaller
Richard Butler
Kiyoko Osone
Randy McHone
Tara Haines Marcic
Joel Heinecke
Paul Regalia
Alex Ing
Doug Micheletti
John LEHRMAN
Jeffrey C Neiman
Lee Morey Knox
Brittanie Graswich
Linda McBride
Michael Beani
Michael DeLaMater
Annabelle B. Enriquez
Hong Liu
Joseph Brooking
John Long
Kenneth Chapman
John Young
Narayanan Subramanian
Andrew Pellarin
Harshkumar Patel
Jayson Seaver
Marilynn Wilkerson
Christopher Dulay
Satyendra KALVA
Herman Theodorus
Evgenii Dokumentov
Paul Nardella
John Cowan
Hanz Scholz
Pablo Campos Cordero
Kenneth Iha
Ken Nguyen
Michelle Nolan
Antonio San Martin
Guido Mosca
Josiah Arington
Elizabeth Bina Ritter
Tiana Laurence
Henry B Harris
Matthew Primous
Glyn Kidd
Todd Folk
Katie Kehlenbach
Ken Mora
Jim Esker
Linda Ascher
Robert Dietrich
Chase Barfield
Nicklesh Madoori
Lisa Vaai
John Mburu
Vivek Sachdeva
David Dilday
Michael Cameron
Margaret Huyck
Sanjay Shah
Zahed Hossain
William Kohl
Roger Becker
Jeffrey Allen Knowles
Jerry Pak
Frank Peart
Greta Tarabocchia
Santosh Narsing
Maria F Tobon-Russo
Bill Earle
Venu Menon
Tod Mesirow
Mark Carlson-Chalifoux
Allen J Jensen
Ricardo Tello
Richard Moore
Noah Sobel-Pressman
Michael Barton
Michelle Harris
John Russell Berry
Thomas W LeBlanc
Agnes Metzger
Ronny Brown
Grigoriy Rozenfeld
Ellis Fontanet
Joshua Schlottenmier
Miguel Villanueva
Troy Geringer
Rheda Moseley
George Akinkuoye
Peter F Cikalo
Jeremy Miller
David Macario
Leslie Bryson
Marco Antonio Batista De...
Ernst Decoster
Jovan Denson
Bill Ben Hackett
Tyler Featherstone
Nathanael Pine
Jessica Trites Rolle
Lynn R Peters
Daniel Lee Swires
Maulik Patel
Martin Martinez
Oleg Sidorkin
Prathap Chithapuram
Michael Dubin
George Blankenbaker
Suresh Devadoss
Rodney Cartee
Gerald Rhoades
Alexander Romanowski
Dev Anand Narsing
Christopher Bender
Daniel Schmitt
Fereydoun Taslimi
Charles Hanson
Sead Pepic
Prabu Devanesan
Meenu Sood
Joye Carr
Steven Kramer
Sanjay Sahoo
Elizabeth Bina Ritter
Richard A. Lallmang
Julio Castellan
Derrick Klocke
Jon Sims
Khafra K Omrazeti
Mike Ciszak
Franco Parente
Andrew Lee Rutherford
Ali Ahmed Ali Hasan
Andres Kupervaser-Gould
Konstantinos Spaliaras
Herman Venter
Kimberly Key Young
Scott A Frangos
Craig J. Vom Lehn
Joel Lucas
Jared Jenson
Reihna Maile Tsui
Romeu Bruno Filho
Charlene Bardzik
Goldie Nwabue
Zulfikar Alimuddin
Timothy Dickens
Gregory Billups
Phillip Hogan Jr
Darly M LUELLEN
Connie Wang
Brock Erwin
Joe Sanders
Patrick Sullivan
Javier Cortina Obregon
Alfredo Muniz
Jovica Grbic
Timothy L. Jacks
Edward Long
Jeremy Loo
Douglas A White
Melvin M Takahashi
Scott Perkins
Monica Easter
Alex Kingsbury
Ritchie A Jordan
Daniel Stanford
Christopher Lively
Michael Fitz
James Wheeler
Maysam Parsapour
Randy Richter
Keith Stoddard
Susan CROSS
Raymond Talbot
George R Wolff Jr
Gary Staley
Richard K. Simonds
Frederick George MOCKL...
Stephen Chase
Bobby Gentry
Arsenia B Taino
Henry Anthony
Scott Sorgent
Marty Mills
Robbi Lockhart
David H Peelle
Alexander Goneh
Michael Daidone
Federico Pastorino
Barbara Corbett
Adrian Najar
Farhad Yousefi Rad
Gregory J Dowd
Cameron J. Figgins
Steven Holmes
Jonathan Mills
Samantha Joyce Leal
Sergei Kondurian
Robert Haven Neese
Melvin Harrison
Sirpa Nousiainen
Gordon B Little
Michael L. Markowitz
Adam Hussain Mashraqui
Grady Richardson
James Orr
Carmen Johnson
Curt Hayes
Lawrence Chong
Michael Martin
Donald LONG
Dennis Abbott
Narain KAMNANI
Michael Papademetriou
Joseph E. Boucher
Keaton Albers
Dhananjay Patel
Yelena Kozenkova
Chris Teutemacher
Anup Mathur
Melody Vo
Daniel R. Watkins
Darcy LeClair-Palmer
Ricardo Tello
Angela Reis
Daniel Zawacki
Wayne B Walker
David Scott Dautremont
Steven Gifis
Tiana Marie Laurence
Arun Nagesh
Wilfrid Jean-francois
Edgar Arvelo
Greg Castagna
Hongwei Jin
Raquel Cervera
Rahina I Zomah
Morris Gelman
Mahaveer Prabhakar
Todd Hahn
Lucas Lee
Carie Davis
Kimberly Spivey
W Kim Colich
Hongshi Xu
Nathan Brubaker
Eugene Mc Elroy
Sherry Amerson
Khurshed Birdie
Gabrielle Liu
Srinivasa Dangati
Michael MOROSKY
Sabrina Guthrie
Sheila Hemphill
Jerry Irwin
Ayodeji Rojugbokan
Roland Dilley
Michael DOMINGUEZ
William T Green
Joshua Chodniewicz
Justin Estrada
Joan Christine Van Blake
Lela Elliott
Gloria Su
Larry MAYS
Cornelius McElveen
Righteous James
Lohit Kumar Rangineni
Jd Sewell
Maros Szentkereszti
Richard A Curtis
Skandarajan Rajaratnam
Justin Entrekin
Hesten Story
Jeff Adams
Steven Alexander Tyson
Baron Huntington
Ta Tanisha Miller
Jeffrey Gallagher
Roderick Herron
Gene Zdenek
Antony Muitungu
Tyler Featherstone
Carl Henry Martin
Dusty Hass
Gary P. Logsdon
Eric Lu
Aaron Steffensmeier
Erica Campos
Merlyn E McFarland
Tuyet Tran
Richard J Rosebery
Kirtson Thompson
Donald D Bianco
Suzette McCurtis
Gerald B Becker
Tyler Srubar
Nalini Durgana
Wayne Favo
Barthelemy Diouf
Sarah Morton
Eugenio Aguilar
Edward Kelly Medlock
Andrew Kameen
Joanne P Moss
Glenn A Rossman
Allen Green
Michael Calo
Wanda Coons
Yuliang Liu
Valentin Oson III
Andrew T Gagnon
Antonio San Martin
Deuane Hobbs
Lee Morey Knox
Volkan Ozcelik
David Rothermich

Thank You!

From the Accelerate3D Team



Riley Knox
CEO



Sabine Resoagli
COO



Matt Mills
CTO

Matt has worked as a software developer, systems architect, & product manager for the past 20 years. He specializes in keeping small companies alive through their bootstrapping days—from 50 employee companies to Fortune 50 companies.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Riley Knox	CEO @ Accelerate3D	2018

Officers

OFFICER	TITLE	JOINED
Riley Knox	Secretary President CEO Treasurer	2018
Matt Mills	CTO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Riley Knox	2,750,000 Common	44.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
07/2019	$20,000	Common Stock	Section 4(a)(2)
07/2019	$50,000		Section 4(a)(2)
07/2019	$50,000		Section 4(a)(2)
01/2021	$20,000		Section 4(a)(2)
08/2021	$10,000	Safe	Section 4(a)(2)
11/2021	$212,858		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
07/19/2019	$50,000	5.0%	20.0%	$3,000,000	07/19/2021

| 07/19/2019 | $50,000 | 5.0% | 20.0% | $3,000,000 | 07/19/2021 |
| 01/28/2021 | $20,000 | 5.0% | 20.0% | $5,000,000 | 01/28/2023 |

Outstanding Debts

None.

Related Party Transactions

Name	Ricky Knox
Amount Invested	$10,000
Transaction type	Convertible Note
Issued	04/09/2021
Interest	5.0 per annum
Discount rate	20.0
Maturity	04/09/2023
Valuation cap	$5,000,000
Relationship	Father

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	5,751523	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	4% of Warrants are reserved for Founder Institute executed on first qualified equity round
Options:	590,994 shares of common stock in employee equity incentive plan

Risks

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

The process of bringing new hardware based technology to market is always risky. Unforeseen development challenges and added costs are not uncommon when it comes to hardware development.

Our target markets might not grow as quickly as projected, leading to decreased demand and the risk of not being able to generate enough revenue to sustain the company.

Our business model is inherently capital intense since we will need to increase physical space and the number of machines to scale up. There is a risk that funds raised will not be enough to reach the scale needed for a next round of funding or to achieve profitability.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Matt Mills is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the

Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Accelerate3D Inc

- Delaware Corporation
- Organized January 2018
- 2 employees

507 W Croslin St.
Austin TX 78752

https://www.accelerate3d.com/

Business Description

Refer to the Accelerate3D profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Accelerate3D is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.